Filed by FirstSun Capital Bancorp
Pursuant to Rule 425 under the Securities Act of 1933
and deemed to be filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: First Foundation Inc.
Commission File No.: 001-36461
Date: December 4, 2025

Affiliates of Castle Creek Capital Acquire $40 Million Equity Position From Legacy Stockholders in FirstSun Capital Bancorp
SAN DIEGO and DENVER, December 4, 2025 — Castle Creek Capital, an alternative asset management firm focused on the financial services sector, with a specialization in the community banking industry, announced today that Castle Creek managed funds have acquired, from legacy stockholders, $40 million of common stock in FirstSun Capital Bancorp (the “Company” or “FirstSun”). In accordance with an agreement between affiliates of Castle Creek Capital and FirstSun, subject to satisfying all legal and regulatory requirements, it is expected that Spencer T. Cohn will join the Company’s board of directors upon the earlier of (i) the closing of the Company’s proposed merger with First Foundation Inc. (“First Foundation”) and (ii) the 2026 annual meeting of the Company’s stockholders. Castle Creek is now one of FirstSun’s largest institutional stockholders, with a current ownership stake of approx. 4% as of December 4, 2025.
“The merger with First Foundation plays to CEO Neal Arnold’s and CFO Rob Cafera’s demonstrated strengths given the balance sheet re-positioning required to unlock First Foundation’s underlying core franchise,” said Spencer T. Cohn, Director at Castle Creek Capital. “This combination allows management to substantially improve the Company’s already top-tier performance and also reduce its credit and liquidity risk profile given the complementary business mix and pristine asset quality at First Foundation. More importantly, we believe FirstSun’s enhanced pro forma run-rate and more durable earnings stream presents significant upside for stockholders today,” added Cohn.
“Working with sophisticated and experienced investors who share our values and drive for stockholder return continues to be a top priority for our team,” said Neal Arnold, CEO and President of FirstSun. “Castle Creek is well-known to us, and we are thrilled to partner with them again as we expand our franchise and geographic reach. Castle Creek is one of the most reputable investors in the industry with a strong cultural fit with our team, and we believe their continued support validates the merits of the merger and our strategy. We look forward to continuing to work collaboratively with Castle Creek,” added Arnold.
“As FirstSun has built a high quality, specialty bank on the foundation of our customer-centric community banking values, we have relied upon investors who understand the sector and what differentiates us to help fuel our growth”, said Mollie Carter, Executive Chairman of FirstSun. “We are pleased to have Castle Creek formally join those ranks, and we look forward to their continued support and contributions into this next chapter of our story,” added Carter.
“FirstSun’s impressive leadership team has built a remarkable organization, and we are thrilled to continue our partnership with the Company. CEO Neal Arnold, CFO Rob Cafera and the entire FirstSun team are highly focused on continuing to deliver a best-in-class regional bank, as evidenced by the Company’s consistent, industry-leading profitability and growth. Our longstanding relationship with this proven management team solidifies our conviction in the Company’s plan to drive substantial value creation for stockholders. We look forward to continued collaboration with the Company,” said Tony Scavuzzo, Managing Principal at Castle Creek Capital.
About FirstSun Capital Bancorp
FirstSun Capital Bancorp (NASDAQ: FSUN), headquartered in Denver, Colorado, is the financial holding company for Sunflower Bank, N.A., headquartered in Dallas, Texas, which operates as Sunflower Bank and First National 1870. Sunflower Bank provides a full range of relationship-focused services to meet personal, business and wealth management financial objectives, with depository branches in seven states and mortgage capabilities in 43 states. FirstSun had total consolidated assets of $8.5 billion as September 30, 2025.
First National 1870 is a division of Sunflower Bank, N.A. To learn more, visit ir.firstsuncb.com or SunflowerBank.com.
About Castle Creek Capital
Castle Creek Capital (the “Firm”) is an alternative asset management firm focused on the community banking industry. Located in San Diego, California and Dallas, Texas, the Firm has been a leading investor in community banking since its inception in 1990, having raised and managed nine private equity funds and multiple special situations funds. Castle Creek has more than 100 combined years of industry experience—five decades operating banks and another five investing in them—which allows the Firm to bring differentiated insight to its portfolio companies.
Sidley Austin LLP acted as legal counsel to Castle Creek Capital.
Nelson Mullins Riley & Scarborough LLP acted as legal counsel to FirstSun Capital Bancorp.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Statements included in this communication which are not historical in nature are intended to be, and hereby are identified as, “forward-looking statements” within the meaning, and subject to the protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are forward-looking statements. Examples of forward-looking statements include, but are not limited to, statements regarding the expected benefits of FirstSun’s proposed merger (the “merger” or the “proposed transaction”) with First Foundation Inc. (“First Foundation”) and the proposed balance sheet re-positioning in connection with the merger. These statements reflect management’s current expectations and are not guarantees of future performance. Words such as “may,” “will,” “believe,” “anticipate,” “expect,” “intend,” “opportunity,” “continue,” “should,” and “could” and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are subject to risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results. Such risks, uncertainties and assumptions, include, among others, the following:
•    the failure to obtain necessary regulatory approvals when expected or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction);
•    the failure of First Foundation or FirstSun to obtain the required stockholder approval, or the failure of either party to satisfy any of the other closing conditions on a timely basis or at all;
•    the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;
•    the possibility that the proposed transaction, including the balance sheet re-positioning strategy, will not be completed as planned, including the anticipated benefits of the proposed transaction, including the balance sheet re-positioning strategy;
•    changes in global financial markets and economies and general market conditions, such as interest rates, foreign exchange rates, or stock, commodity, credit or asset valuations or volatility;
•    diversion of management’s attention from ongoing business operations and opportunities;
•    potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction;
•    the outcome of any legal proceedings that may be instituted against FirstSun or First Foundation;

•    the risk that the cost savings and synergies expected from the proposed transaction may not be realized or may take longer than anticipated to be realized;
•    the risk that integration of FirstSun’s and First Foundation’s respective businesses may be materially delayed or more costly or difficult than expected, including as a result of unexpected factors or events;
•    changes to tax legislation and their potential effects on the accounting for the merger;
•    the possibility of dilution to existing stockholders resulting from the issuance of additional shares in connection with the proposed transaction;
•    the possibility that the combined company may be subject to additional regulatory requirements as a result of the merger or expansion of its business operations; and
•    other factors that may affect future results of FirstSun or First Foundation including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and actions of the Federal Reserve Board and legislative and regulatory actions and reforms.
Further information regarding additional factors that could affect the forward-looking statements can be found in the cautionary language included under the headings “Cautionary Note Regarding Forward-Looking Statements” (in the case of FirstSun), “Forward-Looking Statements” (in the case of First Foundation), and “Risk Factors” in FirstSun’s and First Foundation’s Annual Reports on Form 10-K for the year ended December 31, 2024 (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001709442/000170944225000008/fcb-20241231.htm and https://www.sec.gov/ix?doc=/Archives/edgar/data/0001413837/000155837025003129/ffwm-20241231x10k.htm, respectively), and other documents subsequently filed by FirstSun and First Foundation with the Securities and Exchange Commission (the “SEC”). FirstSun disclaim any obligation to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by law.
Additional Information About the Merger and Where to Find It
This communication contains statements regarding the proposed transaction between FirstSun and First Foundation. In connection with the proposed transaction, FirstSun will file a registration statement on Form S-4 with the SEC to register FirstSun’s shares that will be issued to First Foundation’s stockholders in connection with the merger. The registration statement will include a joint proxy statement of FirstSun and First Foundation and a prospectus of FirstSun, as well as other relevant documents concerning the proposed transaction. When available, the joint proxy statement/prospectus will be sent to stockholders of FirstSun and First Foundation in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING FIRSTSUN, FIRST FOUNDATION, THE TRANSACTION AND RELATED MATTERS.
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.
A free copy of the joint proxy statement/prospectus, when it becomes available, as well as other documents filed with the SEC by FirstSun or First Foundation may be obtained at the SEC’s Internet site at http://www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by (i) FirstSun on its website at https://ir.firstsuncb.com/overview/default.aspx under the Financials tab and then under the SEC Filings option, and (ii) First Foundation on its website at https://investor.ff-inc.com/investor-home/default.aspx under the Financials tab and then under the SEC Filings option.
Participants in the Solicitation
FirstSun, First Foundation and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from stockholders of FirstSun or First Foundation in connection with the proposed transaction. Information regarding the directors and executive officers of FirstSun and First Foundation and other persons who may be deemed participants in the solicitation of the stockholders of FirstSun or First Foundation in connection with the proposed transaction will be included in the joint proxy statement/prospectus, which will be filed by FirstSun with the SEC. Information about the directors and officers of FirstSun and their ownership of FirstSun common stock can be found in FirstSun’s definitive proxy statement in connection with its 2025 annual meeting of stockholders, including under the headings “Director Experience”, “Biographical Information for Executive Officers”, “Certain Relationships and Related Party Transactions”, “Security Ownership of Certain Beneficial Owners and Management”, “Executive Compensation”, and “Compensation of Directors for Fiscal Year 2024”, as filed with the SEC on March 21, 2025 and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001709442/000170944225000020/fcb-20250321.htm, and other documents subsequently filed by FirstSun with the SEC, including on Statements of Change in Ownership on Form 4 filed with the SEC, available at https://www.sec.gov/edgar/browse/?CIK=1709442&owner=exclude. Information about the directors and officers of First Foundation and their ownership of First Foundation common stock can be found in First Foundation’s definitive proxy statement in connection with its 2025 annual meeting of stockholders, including under the headings “Security Ownership of Certain Beneficial Owners and Management”, “Election of Directors (Proposal No. 1)”, “Advisory Vote on the Compensation of the Company’s Named Executive Officers (Proposal No. 4)”, “Compensation Committee Report”, and “Certain Relationships and Related Party Transactions” as filed with the SEC on April 17, 2025 and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001413837/000110465925036041/tm252563-3_def14a.htm, and other documents subsequently filed by First Foundation with the SEC, including on Statements of Change in Ownership on Form 4 filed with the SEC, available at https://www.sec.gov/edgar/browse/?CIK=1413837&owner=exclude. Additional information regarding the interests of participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus and other relevant documents regarding the proposed merger filed with the SEC when they become available. You may obtain free copies of these documents through the website maintained by the SEC at https://www.sec.gov.
Contacts
Ed Jacques
Director of Investor Relations & Business Development, FirstSun
Investor.Relations@firstsuncb.com